

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Via Facsimile
Mr. W. Matt Ralls
President and Chief Executive Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

> **Re: Rowan Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 8-K**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2011**
> **File No. 001-05491**

Dear Mr. Ralls:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Governmental Regulation, page 6

1.   We note your disclosure that you "could become liable for damages resulting from pollution of offshore waters…" and that "generally, [you] are indemnified under [your] drilling contracts for pollution damages, except in certain cases of pollution emanating above the surface of land or water from spills of pollutants, or pollutants emanating from [your] drilling rigs." With regard to this disclosure, please explain to us the following:

- Explain in further detail the various hazards and pollution damages for which your customers indemnify you.

- We note your use of the term "generally." Describe the instances or contracts, as applicable, in which you have not been able to obtain contractual indemnity against liability for pollution, well and environmental damages. Your response should address individual contracts and/or groups of contracts by customer or geographic area, to the extent material and meaningful under the circumstances.

- Describe the instances in which these indemnities may not be enforceable. For example, explain the "certain cases" in which you are not indemnified under your drilling contracts for pollution damages.

- Describe the potential impact on your financial position, results of operations or liquidity in the event that your customers are unable or unwilling to fulfill their contractual obligations to you.

2. In light of events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

- Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death.

- Provide further detail on the risks for which you are insured for your offshore operations.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

3. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from one of your offshore operations.

Financial Statements

Notes to Financial Statements

Note 10 – Income Taxes, page 64

4.   We note your disclosure stating that you have not provided any deferred income taxes on approximately $70 million of undistributed foreign earnings because you consider them to be permanently invested abroad. With a view toward future disclosure, please describe the effect that permanently reinvesting foreign earnings outside of the United States will have on your overall liquidity position. In addition, provide a discussion of the potential impact of repatriating the undistributed earnings of your foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Form 8-K Filed February 25, 2011

5.   We note that you have presented a non-GAAP financial measure as part of the press release announcing your operating results (i.e., earnings excluding certain charges, tax benefits, and gains). Please provide tabular disclosure showing a reconciliation of the differences between the non-GAAP financial measure presented and the most comparable GAAP-basis financial measure as part of your future public disclosures. Refer to Regulation G.

6.   As part of the supplemental information provided for your drilling and manufacturing operations, we note that you present an EBITDA measure calculated as operating income plus depreciation and any (gain) loss on sale. It does not appear that the non-GAAP measure presented conforms to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please confirm that you will revise future public disclosures to more accurately depict the non-GAAP measure you are presenting.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Elements of Compensation, page 20

7.   We note your disclosure that the bonuses of Messrs. Ralls, Buvens, Wells and Burke were determined, in whole or in part, by the 2010 Manufacturing Division bonus plan. Starting on page 21, you state that the 2010 Manufacturing Division bonus plan awards were based on performance against ten metrics. For each performance metric, please disclose the 2010 target and the company's achievement relative to the target. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, provide us with your analysis of how you meet the standard for confidential treatment for these targets.

In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believed it would be for such targets to be achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Ethan M. Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill, at (202) 551-3696, Alexandra M. Ledbetter, at (202) 551-3317, or me, at (202) 551-3745, with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director